SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year ended March 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to ________

Commission file number 1-9247

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
(Full title of the Plan)

Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, NY 11749
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Financial Statements and Supplemental Schedule

March 30, 2001 and 2000

(With Independent Auditors' Report Thereon)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements
Statements of Net Assets Available for Benefits as of March 30, 2001 and 2000	2

Statement of Changes in Net Assets Available for Benefits for the year ended March 30, 2001	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (at End of Year)	11

Independent Auditors' Report

Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended March 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended March 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 15, 2001

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Statement of Net Assets Available for Benefits

March 30, 2001 and 2000

2001	2000

Assets:
Investments, at fair value Investments, at contract value Participant loans Total investments	$702,016,790 6,111,552 10,989,104 719,117,446	$782,084,805 9,665,420 10,671,012 802,421,237
Employer's contributions receivable	23,797,804	25,012,800

Net assets available for benefits	$742,915,250	$827,434,037

See accompanying notes to financial statements.

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended March 30, 2001

Additions to net assets attributed to:
Contributions: Employer Participants Interest and dividend income Net realized and unrealized (depreciation) in fair value of investments Transfers from other plans Total additions	$32,055,192 60,167,824 33,342,712 (294,959,155 170,112,844 719,417)

Deductions from net assets attributed to: Benefits payments Administrative expenses Total deductions	84,969,724 268,480 85,238,204
Net decrease	(84,518,787)

Net assets available for benefits at beginning of year	827,434,037

Net assets available for benefits at end of year	$742,915,250

See accompanying notes to financial statements.

(1)	Description of the Plan

The following description of the Computer Associates Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible salaried employees. Employees are eligible to participate in the Plan with respect to pre-tax contributions as of the first of the month following date of hire. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Computer Associates Savings Harvest Plan Committee (Plan Committee) which consists of senior management of the Company. The trustee of the Plan is Fidelity Investments.

As a result of acquisitions by the Company, the assets of the Sterling Software 401(k) Plan, SBT Accounting Systems Savings and Retirement Plan, Applied Management Systems, Inc. Cash or Deferred Profit Sharing Plan, and Multigen-Paradigm 401(k) Plan were transferred into the Plan during the plan year ended March 30, 2001.

(b)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant's balance invested therein. Such balance includes earnings and losses allocated to the participant's account based upon the percentage investment of the account balance to the total fund balances. Forfeited balances of terminated participants' nonvested accounts may be used to reduce future Company contributions and pay for Plan administrative expenses.

(c)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time, but not more than once in a quarter.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $10,500 for the calendar years ended December 31, 2001 and 2000. Participants may also contribute on an after-tax basis.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant's contribution up to a maximum of 2.5% of the participant's base compensation (contributions are subject to certain IRC limitations). The total matching contribution for the year ended March 30, 2001 was $11,542,330 of which $3,195,869 was funded from Plan forfeitures.

In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the Board of Directors of the Company may, in its sole discretion, determine. The discretionary contribution for the year ended March 30, 2001 was $23,708,731, which was paid in the form of 842,228 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30th, generally in the same ratio that the participant's base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution was allocated directly to the Computer Associates Stock Fund into each participant's account subsequent to March 30, 2001.

(d)	Vesting

The matching and discretionary contributions made by the Company vest as follows:

Percent	After years
vested	of service

0%	Less than 3
20%	3
40%	4
60%	5
80%	6
100%	7

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

(e)	Investment Options

The assets of the Plan are invested by Fidelity Investments in nine separate funds:

Fidelity Retirement Money Market Portfolio - invests in high-quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issues.

Fidelity Intermediate Bond Fund - invests in U.S. dollar denominated investment-grade bonds of medium and high quality.

Fidelity Puritan Fund - invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower quality debt securities. 5

Fidelity Growth and Income Portfolio - invests a majority of its assets in common stocks, and may potentially invest in bonds, including lower quality debt securities.

Fidelity Spartan U.S. Equity Index Fund - invests at least 80% of its assets in common stocks included in the Standard and Poor's 500 index.

Fidelity Magellan Fund - invests primarily in common stocks of domestic and foreign issuers.

Fidelity Diversified International Fund - invests at least 65% of its assets in foreign securities, primarily in common stock.

Fidelity Aggressive Growth Fund - invests primarily in common stocks of domestic and foreign issues.

Computer Associates Stock Fund - invests in the common stock of the Company and temporarily in short-term liquid investments such as interest-bearing cash.

Platinum Stable Value Fund - consists of units in the Fidelity Retirement Money Market Portfolio and a group annuity contract with Pacific Mutual Life Company.

Participants may direct future contributions or transfer their current investment balances between funds on a daily basis.

(f)	Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant's retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Committee.

(g)	Participant Loans Receivable

Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his or her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate when the application for the loan is submitted. The prevailing rate at March 30, 2001 was 10.5%. All loans are being repaid in equal semimonthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2001 bore interest ranging from 7.5% - 10.5% and the terms range from one to twenty years. Participant loan fees are borne by the participant and amounted to $36,775 for the plan year ended March 30, 2001.

(h)	Administrative Expenses

To the extent that the costs of record keeping and administration of the funds are not covered by plan forfeitures, they are borne by the Company. Such costs for plan year ended March 30, 2001 were $170,791 and were paid by Plan forfeitures.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and record keeping services amounted to $107,586 for the year ended March 30, 2001.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual method of accounting.

(b)	Investments Valuation and Income Recognition

Investments in Fidelity funds and the Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans receivable are valued at face value which approximates fair value.

The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the change in the difference between the fair value and the cost of investments for each year.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

(c)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective March 31, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

(3)	Investments

The following individual investments exceeded 5% of the Plan's net assets available for benefits at March 30, 2001 and 2000:

	2001	2000
Fidelity Retirement Money Market Portfolio	103,837,770	74,023,807
Fidelity Puritan Fund	58,668,662	50,334,627
Fidelity Growth and Income Portfolio	68,120,149	80,252,576
Fidelity Spartan U.S. Equity Index Fund	75,728,270	65,936,392
Fidelity Magellan Fund	106,017,617	150,096,995
Fidelity Diversified International Fund	43,511,572	-
Computer Associates Stock Fund	195,071,612	308,719,437

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $294,959,155 as follows:

Mutual funds	$116,440,651
Common stock	178,518,504

$294,959,155

(4)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at March 30, 2001 and 2000.

	2001	2000
Net assets available for benefits per the
financial statements	$742,915,250	$827,434,037

Less: benefits payable to withdrawing participants	681,469	-

Net assets available for benefits per
the Form 5500	$742,233,781	$827,434,037

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended March 30, 2001.

Net decrease in net assets available for
benefits per the financial statements	$(84,518,787)

Add: benefits payments to withdrawing participants	(681,469)

Net decrease in net assets available for
benefits per the Form 5500	$(85,200,256)

(6)	Subsequent Event

The Plan has been completely amended and this amendment complies with the applicable pension provisions as well as allowing for employees to immediately commence participation with respect to pre-tax and voluntary contributions upon initial hire, change their deferral percentages on a prospective basis at any time and permits in service hardship withdrawals in order to prevent eviction from foreclosure on a participant's principal residence.

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Schedule H, Line 4i - Schedule of Assets (at End of Year)

March 30, 2001

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

* Fidelity Investments	Fidelity Retirement Money Market Portfolio, 103,837,770 units	$103,837,770
* Fidelity Investments	Fidelity Intermediate Bond Fund, 3,109,007 units	31,774,049
* Fidelity Investments	Fidelity Puritan Fund, 3,246,744 units	58,668,662
* Fidelity Investments	Fidelity Growth and Income Portfolio, 1,820,907 units	68,120,149
* Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund 1,840,745 units	75,728,270
* Fidelity Investments	Fidelity Magellan Fund, 1,014,522 units	106,017,617
* Fidelity Investments	Fidelity Diversified International Fund, 2,247,498 units	43,511,572
* Fidelity Investments	Fidelity Aggressive Growth Fund, 827,772 units	19,287,089
* Computer Associates International, Inc.	Computer Associates Stock Fund, 5,091,079 units	195,071,612
*Pacific Mutual Life Insurance Company	Platinum Stable Value Fund, 6,111,552 units	6,111,552
*Plan participants	Loans to participants with interest rates ranging from 7.5% to 10.5% and terms from 1 year to 20 years	10,989,104

	Total	$719,117,446

*Party-in-interest

See accompanying independent auditors' report.